GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
8515 East Orchard Road
Greenwood Village, Colorado 80111

October 21, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Great-West Life & Annuity Insurance Company (“Great-West”)
Variable Annuity-1 Series Account (“Registrant”)
Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (“Amendment”)
File Nos. 333-194099 & 811-07549

Commissioners:

On behalf of Great-West and the above-named Registrant and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), filed herewith is one electronically formatted copy of the above-captioned Amendment to Registrant’s registration statement for an individual flexible premium variable annuity (the “Contract”). Registrant is filing the Amendment for the purpose of (1) including in the registration statement a Contract amendment (“Contract Amendment”) and (2) revising disclosure in the form of a prospectus supplement.

I.    Summary of Changes

To facilitate the Commission staff's review of the Amendment, the following is a summary of the changes giving rise to the need to file pursuant to Rule 485(a).

As originally filed, the Contract required an Owner’s initial Contributions to be allocated to a money market sub-account during the right of cancellation period. In addition, if the Owner terminated their Contract during the right of cancellation period, the Contract would be void from the start and Great-West would refund the greater of: 1) Contributions (less any indebtedness); or 2) the Annuity Account Value.

Consistent with standards of the Interstate Insurance Product Regulation Commission, the Contract Amendment revises this requirement such that, unless otherwise required by state law, Great-West will now allocate an Owner’s initial Contributions directly to the sub-accounts selected by the Owner on the Contract application. Further, if the Owner terminates the Contract during the right of cancellation period, Great-West will now refund the Annuity Account Value.

The Contract Amendment and the changes described above resulted in revised disclosure under the heading “Right of Cancellation” on page 22 of the prospectus, which is reflected in the prospectus supplement.

II.    Request for Selective Review

Registrant respectfully requests selective review of the Amendment pursuant to Securities Act Release No. 6510 (Feb. 15, 1984) (“1984 Release”). Registrant notes that the Commission staff has encouraged registrants to request selective review of their filings pursuant to the 1984 Release. 1996 Industry Comment Letter at p. 6, par. D.1. The 1984 Release states that the Commission staff “will try to notify each registrant promptly concerning what level of review will be accorded their filing.” The 1984 Release further states that “the staff expects to notify registrants concerning the status of their filings within ten calendar days of the filing date.”

In support of its request, Registrant notes that the prospectus supplement disclosure resulting from the Contract Amendment is identical to the May 29, 2014 prospectus disclosure in all material respects except as noted in Part I above. In addition, the disclosures relating to the Contract Amendment are largely the same as the existing disclosures that the Commission staff previously reviewed and that are part of Registrant’s currently effective registration statement. Finally, the portions of the prospectus unrelated to the Contract Amendment changes are not being changed.

Accordingly, Registrant respectfully submits that the Commission staff can focus its review on the disclosure changes detailed above in Part I, and that, to the extent the staff has reviewed the existing disclosures, it will already be familiar with the features described in the prospectus. For the convenience of the staff, Registrant is providing, to Mr. Patrick Scott of the Division of Investment Management Disclosure Review Office, a courtesy copy of the Amendment.

Please direct any question or comment to me at (303) 737-1130 or to Ann B. Furman of Carlton Fields Jorden Burt, P.A., at (202) 965-8130.

Sincerely yours,

/s/ Michael Cirelli

Michael Cirelli
Senior Counsel

cc:	Patrick F. Scott, Esq.

Division of Investment Management Disclosure Review Office